Exhibit 99.1

Draganfly Flex FPV Drone Selected by Two Additional U.S. Department of War Units

Selections Reflect Continued Demand for Mission-Ready FPV Systems Across Multiple Defense Applications

Tampa, Florida — May 8, 2026 — Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading developer of drone solutions and systems, today announced it has been selected by two separate U.S. Department of War units for Flex FPV drone systems.

This reflects continued demand for Draganfly’s FPV platforms across defense applications where rapidly deployable, adaptable, and mission-ready drone systems are increasingly being used to support training, operational readiness, and tactical awareness.

Draganfly’s Flex FPV systems are designed to provide operators with a responsive and agile drone platform that can be deployed across a range of demanding environments and operational scenarios. The additional orders further support the growing use of FPV systems as part of modern defense programs focused on speed, scalability, operator control, and rapid field deployment.

“FPV systems are becoming an increasingly important part of modern defense operations because they give operators practical, adaptable capability at the tactical edge,” said Cameron Chell, Chief Executive Officer of Draganfly. “Being selected by new operational units reflects continued confidence in Draganfly’s ability to deliver mission-ready drone systems that meet the evolving needs of defense customers.”

As defense organizations continue to integrate unmanned systems into training and operational planning, demand is increasing for drone platforms that are reliable, deployable, and capable of supporting rapidly changing requirements. Draganfly believes its long-standing operating history, established defense relationships, and production-ready drone systems position the Company to support this shift toward scalable unmanned capabilities.

These latest wins build on Draganfly’s growing defense momentum, including recent engagements supporting U.S. defense customers across not just tactical FPV drones but also ISR, logistics, and drone applications.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is a leader in cutting-edge drone solutions and software that are transforming industries and serving stakeholders globally. Recognized for innovation and excellence for over 25 years, Draganfly delivers award-winning technology to the public safety, civil, military, agriculture, industrial inspection, security, mapping, and surveying markets. The Company is driven by passion, ingenuity, and a mission to provide efficient solutions and first-class services to customers worldwide, saving time, money, and lives.

For more information, visit www.draganfly.com.

For investor details, visit:

NASDAQ (DPRO)
CSE (DPRO)

FSE (3U8)

Media Contact

Erika Racicot
Email: media@draganfly.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to Draganfly’s statements to the effect that the additional orders further support the growing use of FPV systems as part of modern defense programs focused on speed, scalability, operator control, and rapid field deployment and that Draganfly believes its long-standing operating history, established defense relationships, and production-ready drone systems position the Company to support this shift toward scalable unmanned capabilities. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.